--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMF BOWLING, INC.
                                -----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    03113V109
                                    ---------
                                 (CUSIP Number)


                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  JULY 28, 1999
                                  -------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 2 of 32 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            THE GOLDMAN SACHS GROUP, INC.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

 3  SEC USE ONLY                                                     [  ]

 4  SOURCE OF FUNDS*
            AF-OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

 6  CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          870,000

   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          45,964,406
BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          870,000
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          45,964,406
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            46,834,406

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            54.3%

14  TYPE OF REPORTING PERSON*
            HC-PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 3 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            AF-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            NEW YORK

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          45,964,406
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          45,964,406
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            45,964,406

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            53.8%

14  TYPE OF REPORTING PERSON*
            BP-PN-IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 4 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS CAPITAL PARTNERS II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          29,581,115
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          29,581,115
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            29,581,115

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.9%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 5 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS ADVISORS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                            -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                            29,581,115
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                            -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                            29,581,115
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            29,581,115

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.9%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 6 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS CAPITAL PARTNERS II OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            CAYMAN ISLANDS

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          11,759,698
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          11,759,698
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,759,698

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.0%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 7 of 32 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP (with limitation of liability)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

 3  SEC USE ONLY                                                     [  ]

 4  SOURCE OF FUNDS*
            WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

 6  CITIZENSHIP OR PLACE ORGANIZATION
            GERMANY

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          1,091,109
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          1,091,109
  PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,091,109

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.3%

 14 TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 8 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS ADVISORS II (CAYMAN), L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            CAYMAN ISLANDS

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          11,759,698
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          11,759,698
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,759,698

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.0%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                    Page 9 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GOLDMAN, SACHS & CO. OHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            GERMANY

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          1,091,109
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          1,091,109
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,091,109

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.3%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                   Page 10 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            STONE STREET FUND 1995, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          692,025
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          692,025
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            692,025

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                   Page 11 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            BRIDGE STREET FUND 1995, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          778,742
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
               10
   REPORTING        SHARED DISPOSITIVE POWER
                          778,742
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            778,742

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                   Page 12 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            STONE STREET FUND 1996, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          1,183,154
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          1,183,154
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,183,154

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%

14  TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                   Page 13 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            BRIDGE STREET FUND 1996, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          802,388
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          802,388
  PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            802,388

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.0%

 14 TYPE OF REPORTING PERSON*
            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                   Page 14 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            STONE STREET VALUE CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
            DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          1,470,767
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          1,470,767
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,470,767

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.8%

14  TYPE OF REPORTING PERSON*
            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 03113V109                                   Page 15 of 32 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            STONE STREET EMPIRE CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]

3   SEC USE ONLY                                                     [  ]

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6   CITIZENSHIP OR PLACE ORGANIZATION
                DELAWARE

                7
                    SOLE VOTING POWER
                          -0-
   NUMBER OF
                8
    SHARES          SHARED VOTING POWER
                          1,985,542
 BENEFICIALLY
                9
   OWNED BY         SOLE DISPOSITIVE POWER
                          -0-
     EACH
                10
   REPORTING        SHARED DISPOSITIVE POWER
                          1,985,542
  PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,985,542

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.4%

14  TYPE OF REPORTING PERSON*
            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

               GS Capital Partners II, L.P. ("GS Capital II"), GS Capital Partners II Offshore, L.P. ("GS Offshore"), GS Capital Partners II Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1995, L.P. ("1995 Stone"), Stone Street Fund 1996, L.P. ("1996 Stone"), Bridge Street Fund 1995, L.P. ("1995 Bridge") and Bridge Street Fund 1996, L.P. ("1996 Bridge" and together with GS Capital II, GS Offshore, GS Germany, 1995 Stone, 1996 Stone and 1995 Bridge, the "Limited Partnerships"), Stone Street Value Corp. ("Stone Value"), Stone Street Empire Corp. ("Stone Empire"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors Cayman, GS oHG, Stone Value, Stone Empire and the Limited Partnerships, the "Filing Persons") hereby file this Amendment No. 5 (this "Amendment No. 5") to the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company").1 Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

              On June 28, 1999, the Company announced the terms of its rights offering (the "Rights Offering"), pursuant to which the Company issued each holder of Common Stock 0.4698 rights (the "Rights") for each share of Common Stock held at the close of business on July 7, 1999. Each whole Right was exercisable for one share of Common Stock at a subscription price of $5.00 per share (the "Basic Subscription Privilege"). The Rights had an over-subscription privilege, entitling participating holders to elect to purchase a portion of the shares not purchased in the Rights Offering by other Rights holders. The Rights also included a conditional over-subscription privilege (the "Conditional Over-Subscription Privilege"), entitling participating holders to elect to purchase additional shares of Common Stock to increase the total proceeds of the Rights Offering to $120 million. The Rights Offering expired at 5:00 p.m., New York City time, on July 28, 1999.

             Prior to the expiration of the Rights Offering, on July 28, 1999, each of the Limited Partnerships fully exercised the Basic Subscription Privileges and partially exercised the Conditional Over-Subscription Privileges of their Rights. As a result of such exercises, the Limited Partnerships purchased the number of additional shares of Common Stock set forth on Schedule V hereto at a price per share of $5.00.

             On June 28, 1999, the Company announced the terms of its tender offer (the "Tender Offer") to purchase a portion of the outstanding Debentures. The Tender Offer commenced on June 29, 1999. The Tender Offer was for a minimum of $450,000,000 aggregate principal amount at maturity of Debentures and a maximum of $514,286,000 aggregate principal amount at maturity of Debentures for cash consideration of $140 per $1,000 principal amount at maturity. The Tender Offer expired at 12:00 midnight on July 29, 1999 (the "Tender Offer

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

Expiration Date"). The Company accepted for purchase $514,286,000 aggregate principal amount at maturity of Debentures tendered in the Tender Offer, after giving effect to proration in accordance with the terms of the Tender Offer because Debentures in aggregate principal amount at maturity of more than $514,286,000 were tendered.

               The Company accepted for payment from the Limited Partnerships Debentures in aggregate principal amount at maturity of $216,369,000 on the Tender Offer Expiration Date for aggregate consideration of $30,291,660, resulting in the Limited Partnerships' ownership of Debentures in aggregate principal amount at maturity of $199,588,000.

              On July 30, 1999, the Company reported that as a result of the Rights Offering, the Conversion Rate of the Debentures has been adjusted to
9.1469 shares of Common Stock per $1,000 aggregate principal amount at maturity of Debentures.


ITEM 2.       IDENTITY AND BACKGROUND.

              Item 2 is hereby amended and supplemented as follows:

              As of August 4, 1999, Goldman Sachs and GS Group may be deemed to beneficially own 45,888,231 shares of Common Stock through the Limited Partnerships, including 1,825,611 shares of Common Stock that may be acquired through conversion of Debentures. In addition GS Group beneficially owns 870,000 shares of Common Stock pursuant to the Warrants, which number of shares is subject to adjustment due to the Rights Offering in accordance with the terms of the Warrants. As of August 2, 1999, Goldman Sachs and GS Group may be deemed to beneficially own 76,175 shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

               The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in amended
Schedule I to the Schedule 13D and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship and each director and each executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in amended Schedules II-A-i and II-A-ii hereto, respectively, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Stone Value and Stone Empire are set forth in Schedule II-B-i and II-B-ii to the
Schedule 13D respectively and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH, which is the

                                  SCHEDULE 13D


managing general partner of GS oHG, are set forth in amended Schedule II-C hereto and are incorporated herein by reference.

               During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on amended Schedules II-A-i, II-A-ii or II-C hereto or Schedules I, II-B-i or II-B-ii to the Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in amended Schedule III to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is hereby amended and supplemented as follows:

               As of August 2, 1999, Goldman Sachs may be deemed to beneficially own an additional 76,175 shares of Common Stock held by the Managed Accounts. The amended Schedule IV hereto sets forth the transactions in Common Stock which have been effected during the past 60 days, all of which were effected in the ordinary course of business of Goldman, Sachs. The transactions in the Common Stock, described in amended Schedule IV, were effected on the New York Stock Exchange. Except for exercises of the Rights in the Rights Offering as described above and as set forth in Schedule V hereto and tenders and acceptance for payment of tenders of Debentures in the Tender Offer as described above and except as set forth on amended Schedule IV hereto, no transactions in the Common Stock or Debentures were effected by the Filing Persons or, to the knowledge of the Filing Persons, by any of the Persons listed on amended Schedules II-A-i, II-A-ii or II-C hereto or Schedules I, II-B-i or II-B-ii to the Schedule 13D during the past 60 days.

               The funds used by the Limited Partnerships to purchase the shares of Common Stock through exercise of Rights were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

ITEM 4.        PURPOSE OF THE TRANSACTION.

               Item 4 is hereby amended and supplemented as follows:

               Prior to the expiration of the Rights Offering, on July 28, 1999, each of the Limited Partnerships fully exercised the Basic Subscription Privileges and partially exercised the Conditional Over-Subscription Privileges of their Rights. As a result of such exercises, the Limited Partnerships purchased the number of additional shares of Common Stock set forth on Schedule V hereto at a price per share of $5.00.

                                  SCHEDULE 13D


               The Company accepted for payment from the Limited Partnerships Debentures in aggregate principal amount at maturity of $216,369,000 on the Tender Offer Expiration Date for aggregate consideration of $30,291,660, resulting in the Limited Partnerships' ownership of Debentures in aggregate principal amount at maturity of $199,588,000, convertible into an aggregate of 1,825,611 shares of Common Stock (after giving effect to the adjustment of the Conversion Rate as a result of the Rights Offering as described above).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended and restated as follows:

               (a) As of August 4, 1999, GS Capital II may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 29,581,115 shares of Common Stock, including 1,176,867 shares of Common Stock that may be acquired through the conversion of Debentures. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               As of August 4, 1999, GS Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 11,759,698 shares of Common Stock, including 467,846 shares that may be acquired through the conversion of Debentures. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               As of August 4, 1999, GS Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 1,091,109 shares of Common Stock, including 43,411 shares of Common Stock that may be acquired through the conversion of Debentures. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               As of August 4, 1999, 1995 Stone may be deemed to own beneficially and directly, and its general partner, Stone Value, may be deemed to own beneficially and indirectly, 692,025 shares of Common Stock, including 27,523 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Value disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               As of August 4, 1999, 1996 Stone may be deemed to own beneficially and directly, and its general partner, Stone Empire, may be deemed to own beneficially and indirectly, 1,183,154 shares of Common Stock, including 47,061 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Empire disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               As of August 4, 1999, 1995 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Value, may be deemed to own beneficially and indirectly, 778,742 shares of Common Stock, including 30,980 shares of Common Stock that

                                  SCHEDULE 13D


may be acquired through the conversion of Debentures. Stone Value disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               As of August 4, 1999, 1996 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Empire, may be deemed to own beneficially and indirectly, 802,388 shares of Common Stock, including 31,923 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Empire disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

               The Company announced in its press release issued on July 29, 1999 that, as of such date, there were 83,597,550 shares of Common Stock outstanding, after giving effect to the shares of Common Stock issued upon exercise of the Rights in the Rights Offering.

               Based on the foregoing, GS Capital II may be deemed to own beneficially and directly approximately 34.9%, GS Advisors may be deemed to own beneficially and indirectly approximately 34.9%, GS Offshore may be deemed to own beneficially and indirectly approximately 14.0%, GS Advisors Cayman may be deemed to own beneficially and indirectly approximately 14.0%, GS Germany may be deemed to own beneficially and directly approximately 1.3%, GS oHG may be deemed to own beneficially and indirectly approximately 1.3%, 1995 Stone may be deemed to own beneficially and directly approximately 0.8%, 1996 Stone may be deemed to own beneficially and directly approximately 1.4%, 1995 Bridge may be deemed to own beneficially and directly approximately 0.9%, 1996 Bridge may be deemed to own beneficially and directly approximately 1.0%, Stone Value may be deemed to own beneficially and indirectly approximately 1.8% and Stone Empire may be deemed to own beneficially and indirectly approximately 2.4%, in each case of the outstanding shares of Common Stock.

               As of August 4, 1999, Goldman Sachs and GS Group may be deemed to beneficially own the 45,964,406 shares of Common Stock beneficially owned by the Limited Partnerships, including 1,825,611 shares of Common Stock that may be acquired through conversion of Debentures (after giving effect to the adjustment of the Conversion Ratio as a result of the Rights Offering as described above). In addition, GS Group may be deemed to beneficially own 870,000 shares of Common Stock pursuant to the Warrants, which number of shares is subject to adjustment due to the Rights Offering in accordance with the terms of the Warrants. In addition, Goldman Sachs and GS Group may be deemed to beneficially own at August 2, 1999, the 76,175 shares of Common Stock held in Managed Accounts. Based on such holdings, Goldman Sachs and GS Group may be deemed to have beneficially owned at August 4, 1999 approximately 53.8% and 54.3%, respectively, of the outstanding shares of Common Stock.

               Goldman Sachs and GS Group disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

                                  SCHEDULE 13D


               None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on amended Schedules II-A-i, II-A-ii or II-C hereto or Schedules I, II-B-i or II-B-ii to the Schedule 13D beneficially owns any shares of Common Stock other than as set forth herein.

               The Other Investors party to the Stockholders Agreement are comprised of investment funds affiliated with The Blackstone Group, Kelso & Company, Bain Capital Inc. and Citicorp North America, Inc. and certain directors, officers and other employees of the Company and its subsidiaries. Based on the information provided by the Company, after giving effect to the exercise of Rights in the Rights Offering and the tender and acceptance for payment of tenders of Debentures in the Tender Offer and including the 351,085 shares of Common Stock that may be acquired by certain of the Other Investors through conversion of Debentures, the Other Investors may be deemed to be the beneficial owners of an aggregate of approximately 24.4% of the outstanding Common Stock.

               (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 15 above.

               (c) Schedule V hereto sets forth the number of additional shares of Common Stock acquired by the Limited Partnerships as a result of exercise of their Rights in the Rights Offering. Other than as set forth on amended Schedule IV and Schedule V hereto and other than the tender by the Limited Partnerships and the acceptance for payment by the Company of Debentures in aggregate principal amount at maturity of $216,369,000 in the Tender Offer, no transactions in the Common Stock or Debentures were effected by the Filing Persons, or, to their knowledge, any of the persons listed on amended Schedules II-A-i, II-A-ii or II-C hereto or Schedules I, II-B-i or II-B-ii to the Schedule 13D, during the past 60 days.

               (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

               (e) Not applicable.

                                  SCHEDULE 13D


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 1999

                                      GOLDMAN, SACHS & CO.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact

                                      THE GOLDMAN SACHS GROUP, INC.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS ADVISORS, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS ADVISORS II (CAYMAN), L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact

                                  SCHEDULE 13D



                                      GS CAPITAL PARTNERS II, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS CAPITAL PARTNERS II OFFSHORE, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS CAPITAL PARTNERS II (GERMANY)
                                      CIVIL LAW PARTNERSHIP (with limitation
                                      of liability)


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GOLDMAN, SACHS & CO. oHG


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact

                                  SCHEDULE 13D


                                      STONE STREET FUND 1995, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      STONE STREET FUND 1996, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      BRIDGE STREET FUND 1995, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      BRIDGE STREET FUND 1996, L.P.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      STONE STREET VALUE CORP.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact

                                  SCHEDULE 13D



                                      STONE STREET EMPIRE CORP.


                                      By:    /s/ Roger S. Begelman
                                        ----------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact

                                 SCHEDULE II-A-i

               The name, position and present principal occupation of each director and executive officers of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

               The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

               All executive officers and directors listed below are United States citizens.

Name                   Position                 Present Principal Occupation
-------------------------------------------------------------------------

Richard A. Friedman    Director/President       Managing Director of Goldman,
                                                Sachs & Co.

Terence M. O'Toole     Director/Vice President  Managing Director of Goldman,
                                                Sachs & Co.

Elizabeth S.Fascitelli Treasurer                Managing Director of Goldman,
                                                Sachs & Co.

Joseph H. Gleberman    Director/Vice President  Managing Director of Goldman,
                                                Sachs & Co.

Henry Cornell          Vice President           Managing Director of Goldman
                                                Sachs (Asia) L.L.C.

Barry S. Volpert       Director/Vice President  Managing Director of Goldman
                                                Sachs International

Eve M. Gerriets        Vice President/Secretary Vice President of Goldman, Sachs
                                                & Co.

David J. Greenwald     Assistant Secretary      Managing Director of Goldman,
                                                Sachs & Co.

Esta E. Stecher        Assistant Secretary      Managing Director of Goldman,
                                                Sachs & Co.

James B. McHugh        Assistant Secretary      Vice President of Goldman,
                                                Sachs & Co.

C. Douglas Fuge        Assistant Treasurer      Managing Director of Goldman,
                                                Sachs & Co.

Dan H. Jester          Assistant Treasurer      Managing Director of Goldman,
                                                Sachs & Co.

David A. Viniar        Assistant Treasurer      Managing Director of Goldman,
                                                Sachs & Co.

Katherine B. Enquist   Vice President           Vice President of Goldman, Sachs
                                                & Co.

                                SCHEDULE II-A-ii

               The name, position and present principal occupation of each director and executive officers of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

               The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

               All executive officers and directors listed below are United States citizens.

Name                   Position                  Present Principal Occupation
-----------------------------------------------------------------------------

Richard A. Friedman      Director/President        Managing Director of Goldman,
                                                   Sachs & Co.

Terence M. O'Toole       Director/Vice President   Managing Director of Goldman,
                                                   Sachs & Co.

Elizabeth S. Fascitelli  Treasurer                 Managing Director of Goldman,
                                                   Sachs & Co.

Joseph H. Gleberman      Director/Vice President   Managing Director of Goldman,
                                                   Sachs & Co.

Henry Cornell            Vice President            Managing Director of Goldman
                                                   Sachs (Asia) L.L.C.

Barry S. Volpert         Director/Vice President   Managing Director of Goldman
                                                   Sachs International

Eve M. Gerriets          Vice President/Secretary  Vice President of Goldman,
                                                   Sachs & Co.

David J. Greenwald       Assistant Secretary       Managing Director of Goldman,
                                                   Sachs & Co.

Esta E. Stecher          Assistant Secretary       Managing Director of Goldman,
                                                   Sachs & Co.

James B. McHugh          Assistant Secretary       Vice President of Goldman,
                                                   Sachs & Co.

C. Douglas Fuge          Assistant Treasurer       Managing Director of Goldman,
                                                   Sachs & Co.

Dan H. Jester            Assistant Treasurer       Managing Director of Goldman,
                                                   Sachs & Co.

David A. Viniar          Assistant Treasurer       Managing Director of Goldman,
                                                   Sachs & Co.

Katherine B. Enquist     Vice President            Vice President of Goldman,
                                                   Sachs & Co.

                                  SCHEDULE II-C

               The name, position and present occupation of each executive officer and director of Goldman, Sachs & Co. Finance GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

               The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany. Robert H. Jolliffe has an additional business address of 133 Fleet Street, London EC4A 2BB, England.

               Of the directors and executive officers listed below, Robert H. Jolliffe is a citizen of Great Britain, Paul M. Achleitner and Rudolf W. Ferscha are citizens of Austria, and Stefan J. Jentzsch is a citizen of Germany.

Name                   Position                 Present Principal Occupation
-------------------------------------------------------------------------------

Paul M. Achleitner     Managing Director        Managing Director of Goldman,
                                                Sachs & Co. oHG
Stefan J. Jentzsch     Managing Director        Managing Director of Goldman,
                                                Sachs & Co. oHG
Robert H. Jolliffe     Managing Director        Managing Director of Goldman,
                                                Sachs & Co. oHG
Rudolf W. Ferscha      Managing Director        Managing Director of Goldman,
                                                Sachs & Co. oHG

                                   SCHEDULE IV



       Sale              Price Per
(Number of Shares)         Share                 Trade Date     Settlement Date
-------------------------------------------------------------------------------

        500                $5.50                 16-June-99        21-June-99

                                   SCHEDULE V

                SHARES OF COMMON STOCK ACQUIRED THROUGH EXERCISE
                        OF RIGHTS IN THE RIGHTS OFFERING



LIMITED PARTNERSHIP                               SHARES ACQUIRED
-------------------                               ---------------
GS Capital Partners II, L.P.                       9,086,772

GS Capital Partners II Offshore, L.P.              3,612,364

GS Capital Partners II (Germany) C.L.P.              335,168

Stone Street Fund 1995, L.P.                         212,580

Bridge Street Fund 1995, L.P.                        239,216

Stone Street Fund 1996, L.P.                         363,447

Bridge Street Fund 1996, L.P.                        246,479